SAMSON OIL & GAS LIMITED IDENTIFIES ADDITIONAL POSSIBLE OIL PAY IN STATE GC#2

Denver 1700 hours April 13, Perth 0700 hours April 14 2008

STATE GC#2 (Working Interest SSN 37%, Net Revenue Interest 28.3%)
The State GC #2 well has been cased to total depth of 11,590 feet and the drilling rig is being demobilized.

A log analysis of the penetrated section has been completed and confirmed the previously advised pay counts for the primary target in Lower Leonard.

Whilst drilling the overlying Bone Spring Formation oil was recorded on the mud pits however no mud log data was recorded because mud logging was only undertaken in the primary objective. However because of this oil show, logs were undertaken over the entire open hole section to evaluate any further oil productive zones.

The log analysis indicates numerous individual possible pay zones which total 190 feet, and should add to the productive capacity of this well.

The Bone Spring Formation is productive in the region, with 70 million barrels having been produced from 16 individual fields which exceed a million barrels of recoverable oil. The State GC#2 well was situated just to the east of the existing limit of this productive area. Knowledge of this zone was limited because when drilled the State GC #1 was not logged over this interval. The State GC #2 well is located on a prominent plunging nose and given that the regional geology for the unit creates a zero edge in the up plunge direction it would appear that this well has intersected a trap at this level.

The completion design for this well is currently being considered such that both the Lower Leonard and the Bone Spring can be produced simultaneously. There are some technical and regulatory challenges to be overcome to achieve this. An alternative to this is to pursue the production of the Bone Spring Formation in a twinned well or to examine this interval in the adjacent Section 2 where Samson has a 27% equity. This location is up plunge from State GC #2 and would be ideal location to gather additional reservoir engineering data on this zone.

The State GC#2 well is located in the Permian Basin in Lea County in eastern New Mexico. The well is adjacent to the State GC#1 well, which produces oil from the Lower Leonard Formation. This well has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels. The State GC #2 well can be expected to have a similar recovery so long as the amplitude response is proven to be accurate.

The State GC #2 well location has been developed through the use of 3D seismic which has been analyzed for amplitude response and both the State GC#1 well and the State GC#2 well are located in areas of elevated amplitude thought to be caused by the incidence of porosity. The credibility of the amplitude response has been enhanced because of the lack of amplitude associated with two dry holes drilled adjacent to the State GC#1 well by neighboring lease holders. Thus there is both positive and negative evidence that the porosity associated with the Lower Leonard can be imaged by 3D seismically derived amplitudes.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. Log analysis is a scientific technique which requires assumptions to be made as to the physical properties of the rocks and fluids intersected and therefore it is imprecise and cannot determine with certainty that the State GC#2 well will be economically productive from the Bone Spring Formation which is not produced at the State GC #1 location. The well operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or continuing problems with lost circulation or other unanticipated difficulties could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.